June 4, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:     Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Forms 8-K Filed on February 3, 2010 and April 27, 2010

File No. 000-30961

Dear Mr. Wilson:

In connection with the response of Sohu.com Inc. (“Sohu”), dated the date hereof, to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned Carol Yu, Co-President and Chief Financial Officer of Sohu, dated May 21, 2010 (the “Comment Letter”), Sohu acknowledges that:

•	Sohu is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, the Form 10-K/A, and the Form 8-Ks referenced in the Comment Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Sohu may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carol Yu
Carol Yu,
Co-President and Chief Financial Officer